SEC File Number 001-04850

CUSIP Number 20536310

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K  [  ]Form 20-F  [  ]Form 11-K  [  ]Form 10-Q  [  ]Form 10-D  [  ]Form N-SAR  [  ]Form N-CSR

For Period Ended: April 3, 2015

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR

              For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:
Computer Sciences Corporation
Former Name if Applicable:
Not applicable.
Address of Principal Executive Office
(Street and Number):
3170 Fairview Park Drive
City, State and Zip Code:
Falls Church, Virginia 22042

Part II – Rules 12b-25(b) and (c)

              If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

              (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

              The Company is prepared to file its Form 10-K for the fiscal year ended April 3, 2015 (the “2015 Form 10-K”). However, prior to this filing, as previously disclosed in the Company’s Form 8-K dated December 26, 2014, the Company is awaiting formal approval by the Securities and Exchange Commission (the “SEC”) of the proposed settlement described therein in order for the Company to file its Form 10-K/A for the fiscal year ended March 28, 2014. As of the date of this Form 12b-25, the Company has not been notified that the proposed settlement has been formally approved by the SEC. The Company is currently evaluating alternatives that would allow it to proceed with filing its 2015 Form 10-K no later than upon expiration of the extension period if SEC approval has not been received by that time. The terms of the Company’s proposed settlement with the SEC cannot be changed by the SEC without the consent of the Company.

Part IV – Other Information

              (1) Name and telephone number of person to contact in regard to this notification

William L. Deckelman, Jr.	(703)	876-1000
(Name)	(Area Code)	(Telephone Number)

              (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ x ] Yes     [    ] No

              (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes     [    ] No

              If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

              For the fiscal year ending April 3, 2015, the registrant will report income from continuing operations attributable to common stockholders of $21 million and diluted earnings per share from continuing operations of $0.15 compared to income from continuing operations attributable to common stockholders of $859 million and diluted earnings per share from continuing operations of $5.70 for the fiscal year ended March 28, 2014. This change in results of operations is not related to the restatement that will be reflected in the 2014 Form 10-K/A, which will have no impact on the registrant’s Consolidated Balance Sheets, Statements of Operations, Statements of Comprehensive Income (Loss), Statements of Cash Flows and Statements of Changes in Equity for fiscal years 2013, 2014 or 2015. See the registrant’s Form 8-K filed on May 19, 2015 for further information concerning results of operations for the fiscal year ending April 3, 2015.

SIGNATURE

              Computer Sciences Corporation has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SCIENCES CORPORATION

By:	/s/ William L. Deckelman, Jr.
William L. Deckelman, Jr.
Executive Vice President, General Counsel and Secretary

Date: June 3, 2015